White Mountains
INSURANCE GROUP

2011 MANAGEMENT REPORT

White Mountains®
INSURANCE GROUP

TABLE OF CONTENTS

OUR 2011 MANAGEMENT REPORT is presented to you on the following pages. Our separate Annual Report on Form 10-K holds a wealth of important information about our finances and operations. This Management Report discusses our business philosophies and expectations. We hope both documents help us fulfill our obligation to give our owners an unemotional, candid report of the current facts and a prudent vision of where we are headed.

NON-GAAP FINANCIAL MEASURES

Our 2011 Management Report includes non-GAAP financial measures that are identified by the superscript "NGM". The management team believes these measures to be more relevant than comparable GAAP financial measures in evaluating White Mountains' financial performance. For a reconciliation of these non-GAAP financial measures to their most comparable GAAP financial measures, please see pages 20 through 22 of this Management Report and our website at www.whitemountains.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements in our 2011 Management Report regarding White Mountains' businesses which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Quantitative and Qualitative Disclosures About Market Risk" in White Mountains' Annual Report on Form 10-K for the year ended December 31, 2011.

WHITE MOUNTAINS INSURANCE GROUP, LTD. (White Mountains or the Company) is a financial services holding company with primary business interests in property and casualty insurance and reinsurance. The Company's corporate headquarters and its registered office are located in Hamilton, Bermuda, and its principal executive office is located in Hanover, New Hampshire.

The Company conducts its principal businesses through:

Sirius Group – global reinsurance.

OneBeacon – specialty insurance. OneBeacon's common shares are listed on the New York Stock Exchange under the symbol "OB". White Mountains owns 75% of OneBeacon.

White Mountains Advisors – investment management with $34 billion of assets under management.

White Mountains' common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "WTM". Market capitalization as of December 31, 2011 was $3.4 billion. As of December 31, 2011, White Mountains reported total assets of $14.1 billion, adjusted shareholders' equity[NGM] of $4.1 billion, and adjusted book value per share[NGM] of $542.

RAY BARRETTE
Chairman &
Chief Executive Officer
White Mountains

Dear Fellow Shareholders:

In 2011, our adjusted book value per share[NGM] grew 23% to $542. We had solid underwriting and investment returns, but the increase was primarily driven by the sale of Esurance and Answer Financial. Another big contributor was the Sirius Group reorganization, which further improved our structure and our projected utilization of deferred tax assets overseas.

The sale of Esurance and AFI was clearly the main event of an eventful year. The transaction produced a gain of $678 million and freed up the $474 million of capital that had supported the business. Gary Tolman and his team, well supported by countless people in other parts of White Mountains, did a wonderful job over 10+ years building Esurance from scratch and further improving the business model with the addition of AFI in 2008. I hope you spend some time reading the Esurance/AFI retrospective on pages 16 through 19 of this report. We wish the Esurance/AFI team and Allstate great success going forward.

Sirius Group had a solid performance in a very difficult year for the (re)insurance market. We reported a 100% GAAP combined ratio. This is not a result that we would normally find adequate but given the heavy worldwide catastrophes of 2011 we think that this is quite an achievement and it compares very favorably to the results of many of our peers. This result reflects the strong discipline that Allan Waters and his team have reintroduced to our reinsurance business since 2007. When Allan took over five years ago, the business was in disarray, overshadowing the wonderful performance of Sirius International led by Göran Thorstensson. The 2011 reorganization was the last major step in integrating all underwriting units into the Sirius International platform. This has resulted in a leaner, more cohesive organization while freeing up additional capital, including the reinsurance capital that had supported Esurance. Sirius Group remains well capitalized and has a diversified, worldwide book of profitable short-tail businesses with solid reserves. The rating agencies have started to take notice with A.M. Best upgrading Sirius America to the same "A" rating as that assigned to Sirius International.

OneBeacon grew its book value 3%, including dividends. This is a disappointing performance that was hurt by factors outside of the core Specialty lines. The sale of AutoOne and the increase in runoff reserves should allow OneBeacon to report bottom line results in line with Specialty results going forward. Reserves are in good shape, including A&E. A ground-up review of A&E claims confirmed that the NICO cover should prove sufficient to cover all such exposures. Mike and his team have done a great job transforming OneBeacon into a Specialty company and Specialty results for the year were terrific with a 92% GAAP combined ratio and 8% premium growth. We have a good spectrum of strong businesses and I am quite optimistic about OneBeacon's future performance.

Symetra continued to perform well, growing adjusted book value[NGM] by 9%, including dividends. Low interest rates hurt the business but we have continued to avoid credit losses in the investment portfolio. Tom Marra has strengthened the team, bringing a lot of energy to the company. During the fourth quarter we wrote down the value of our Symetra common shares, reflecting the impact of low interest rates on the life insurance industry as a whole. We remain confident that the company will continue to perform well in a difficult environment.

WTM Life Re runoff had a mixed year. We booked $27 million of losses for the year, reflecting ongoing expenses and revised liability projections and surrender assumptions. Hedging performed well in a volatile world. We're counting the days to the completed runoff in 2016.

Our investment portfolio return[NGM] was 2.2% (2.7% excluding Symetra) for the year, well short of external benchmarks. The fixed income portfolio return[NGM] was up 3.1% (3.4% in local currencies), a solid result given our short duration. The rally in Treasury yields from historic lows to new historic lows was the biggest driver of relative underperformance. Our equity portfolio return[NGM] had a tough year, posting a return of -2.0% vs. the S&P return of 2.1%. Much of the underperformance was due to the Symetra write-down. On the foreign exchange front, we significantly reduced our foreign currency exposures as we saw the European situation deteriorating last summer. This was a timely move. Our fixed income portfolio has been positioned for rising interest rates for a long time, preferring to take risk on equities instead. Given our outlook for different asset classes, we plan to maintain our current asset allocation in our insurance company portfolios. We plan to invest some of our holding company undeployed capital in equities to create additional value.

During 2011, we repurchased 647,000 shares of the Company or almost 8% of shares outstanding. This was done at an average price of $391 per share or 72% of year-end adjusted book value per share. With the sale of Esurance/AFI and the Sirius Group reorganization, White Mountains had over $2 billion of undeployed capital at year-end, residing mostly at the holding company. In the first quarter of 2012, we repurchased 975,000 shares, returning $485 million to shareholders. Shares outstanding now stand at about 6.6 million down from 10.8 million in 2007. Based on expected earnings (with normal cat. loads) and reserve runoff, offset by organic premium growth projections, we see undeployed capital growing back to over $2 billion by year-end 2014, before further capital management activities. We have always considered capital management to be a critical part of our business and, I believe, we have a strong track record in this area. Clearly, with about half of our common shareholders' equity undeployed, capital management will receive even more attention. We constantly look at new opportunities but, with our shares still trading at a meaningful discount to adjusted book value, share buybacks will remain the benchmark against which all opportunities are measured.

In 2011, Bob Cochran retired from the Board after 18 years of dedicated service to pursue a new opportunity in which White Mountains expects to be the lead investor. Bob joined the Board after we invested in Financial Security Assurance, where he was CEO. We thank him for his past service and look forward to another profitable joint venture with him and his team.

Respectfully submitted,

Ray

Ray

David T. Foy
Executive Vice President &
Chief Financial Officer
White Mountains

It was a good year for White Mountains on many levels. Our adjusted book value per share[NGM] grew by 23%, including dividends, and our stock price was up 35%. The main event was, of course, the gain we recognized on the sale of Esurance and AFI to Allstate, but there were good stories to be found throughout the company. Sirius produced breakeven underwriting results in a year that saw a massive amount of catastrophes, outperforming its peer group by a wide margin. OneBeacon Specialty earned a 92% combined ratio, though the overall result was held back by its businesses in runoff. Our investment portfolio continues to be safe and sound. We did take a write-down on our Symetra investment, but this was primarily due to the low interest rate environment instead of anything specific at the company. Symetra earned a 9.5% after-tax operating ROE[NGM] despite the low interest rate environment, and I expect good things to continue from the company under the leadership of Tom Marra.

But companies need to be evaluated for periods longer than one revolution of the earth around the sun. If you look at the chart below, White Mountains has produced a higher return than the S&P 500 in all of the relevant periods, in most cases by a meaningful amount. I would highlight the 5 year return in particular. White Mountains by its nature is tied to the insurance business and the investment markets. We make our money from underwriting profits and investment income. The past 5 years have been difficult ones for both. Insurance prices have been declining, there have been a significant number of large catastrophes, interest rates have declined to extremely low levels, and the equity market has been volatile with poor returns. Included in that return period was a time of financial crisis that caused many financial institutions to fail and others to merely survive. In contrast, White Mountains produced a 6.7% annualized growth in adjusted book value per share[NGM] over that time frame. This is lower than our target of the ten year treasury yield plus 700 basis points and lower than our long-term performance of 15.5%, but given the environment, it is a good result. The White Mountains franchise today is stronger than it was at the end of 2006. How many financial institutions can say that?

I think the Esurance acquisition, operating performance, and sale is a great example of why White Mountains is different. We invested in an internet start-up at a time when other investors were running away from the internet after the bubble had burst. We ran the business as long-term owners; making additional capital investments year after year despite not making GAAP profits because we knew Gary and his team were creating economic value. When the time came that

Our Track Record

	Return Period Ended December 31, 2011				
	1 year	3 year	5 year	10 year	Since IPO
White Mountains [1]	23.3%	15.6%	6.7%	10.2%	15.5%
S&P 500	2.1%	13.8%	-0.5%	2.6%	8.7%

[1] Growth in adjusted book value per share[NGM], including dividends

there was a better home, we parted with a prized asset at a good price.

To me, that is the essence of the White Mountains story. Simply being fully invested in all lines of insurance over decades has been a low return proposition. To produce exceptional returns over long periods of time requires the ability to find attractive entry points, run the businesses well, assuming they will be owned forever, manage the investment portfolio and capital wisely, and exit when the time is right. I think the track record demonstrates our ability to repeat this cycle successfully in good times and bad.

Looking forward, we are in an enviable position. We had over $2 billion of undeployed capital at the end of 2011, two well run (re)insurance businesses, and a rock solid investment portfolio. Despite the rapid rise in our stock price over the past year, it is still below adjusted book value per share and well below intrinsic business value per share. Therefore, we are likely to continue to repurchase shares, as we did in the first quarter. Our activity level is high on the transaction front as well. It is always difficult to forecast how many will make it to the finish line, but it is nice to at least have a lot of interesting ideas to evaluate. But, as always, the money is not burning a hole in our pocket and we will continue to be disciplined as we evaluate them and each will be measured against continuing to repurchase our shares or simply returning the capital to owners.

Respectfully submitted,

David T. Foy

GROWTH IN ADJUSTED BOOK VALUE PER SHARE[NGM]


$700
600
500
400
300
200
100
0
$542
$502*
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
Market Value Per Share
* as of March 30, 2012
Adjusted Book Value Per Share NGM

INVESTMENT OF OWNERS' CAPITAL

(as of December 31, 2011)


Sirius Group
Parent and Other
OneBeacon

LOOK THROUGH PARENT COMPANY BALANCE SHEETS

(unaudited) $ in millions except per share amounts	As of December 31, 2011	 2010 [a]
Assets		
Investments:		
Fixed maturity and short-term investments	$ 1,548	$ 331
Common equity securities and other long-term investments	350	119
Total investments	1,898	450
Investment in Sirius Group	1,264	1,514
Investment in OneBeacon [b]	827	934
Investment in Esurance	–	502
Investment in other affiliates	56	206
Other assets	124	23
Total Assets	$ 4,169	$ 3,629
Liabilities and Adjusted Shareholders' Equity		
Debt	$ -	$ -
Other liabilities	81	35
Total liabilities	81	35
Adjusted shareholders' equity[NGM]	4,088	3,594
Total Liabilities and Adjusted Shareholders' Equity[NGM]	$ 4,169	$ 3,629
Adjusted Book Value Per Share		
Adjusted common shares outstanding[NGM] (000's)	7,540 sh	8,158 sh
Adjusted Book Value Per Share[NGM]	$ 542	$ 441

[a] Sirius Group's 2010 segment equity as reported in the 2011 Form 10-K has been restated to exclude capital formerly supporting Esurance and include its investment in Symetra.

[b] White Mountains owned 75% and 76% of OneBeacon as of December 31, 2011 and 2010, respectively. Balances are net of $273 million and $295 million of noncontrolling interest in OneBeacon as of December 31, 2011 and 2010, respectively.

Look Through Parent Company Income Statements

(unaudited) $ in millions	Years Ended December 31, 2011	 2010
After-Tax Adjusted Comprehensive Income (Loss) of Subsidiaries and Affiliates:		
Sirius Group	$ 85	$ 127
OneBeacon [a]	27	95
Esurance	(9)	5
Gain on sale of Esurance	678	–
Other [b]	(66)	(56)
Total [b]	715	171
Other Parent Company Activities:		
Net investment income	7	3
Realized and unrealized net investment gains	10	17
Other revenue	3	5
Total revenues	20	25
Operating expenses	79	57
Interest expense	3	1
Total expenses	82	58
Pre-tax parent loss	(62)	(33)
Income tax benefit	92	3
After-tax parent comprehensive income (loss)	30	(30)
Adjusted Comprehensive Income[NGM] [b]	$ 745	$ 141

[a] Excludes $17 million and $30 million of comprehensive income of noncontrolling interest for the years ended December 31, 2011 and 2010, respectively.

[b] Excludes $59 million in equity in net unrealized losses and $74 million in equity in unrealized gains resulting from the change in net unrealized gains/losses from Symetra's fixed maturity portfolio for the years ended December 31, 2011 and 2010, respectively.

G. Manning Rountree
President
White Mountains Advisors

For the second consecutive year, our investment portfolio posted fair absolute but poor relative returns. The total portfolio return^NGM was up 2.2% in 2011. The biggest driver of relative underperformance was the rally in Treasuries to new, historic lows. In hindsight, we would have been better off buying long treasuries on January 1 and taking a 12-month sabbatical. In local currencies, the fixed income portfolio was up 3.4% for year, lagging the Barclays Intermediate Aggregate return of 6.0%.

After a strong 2010, our equity portfolio had a tough year, posting a negative portfolio return^NGM of –2.0% vs. the S&P 500 return of 2.1%. The return on common stocks and convertibles managed by Prospector was down –1.2%. The Symetra write-down hurt, lowering the total equity return by roughly 3% and the total portfolio return by 0.5%. Our alternative asset portfolio was a nice diversifier, up 5.7% for the year.

We entered 2011 anticipating the end of a two-decade-long bond rally and increased market volatility in general. Our fixed income portfolio duration was short vs. peers and benchmarks. We preferred equities to bonds for new money investments. We expected currency volatility but were agnostic about the near-term direction of the USD vs. the EUR and SEK.

Markets generally rewarded our positioning in the first half of the year. But, in August, weak domestic economic data, the Eurozone debt crisis and the S&P downgrade of US sovereign debt combined to create a "perfect squall." Bonds rallied, equity markets volatility spiked, and the USD appreciated sharply.

Total Equity Exposure ($ in billions)



$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
$3.1
$4.3
$1.6
$3.4
$1.4
$4.0
$1.6
$3.9
$1.5
$4.4
2Q 2008 PF
2008
2009
2010
2011

	2Q 2008 PF	2008	2009	2010	2011
cash & short-term investments	$ 1.3	$ 2.2	$ 2.1	$ 1.2	$ 0.8
fixed income duration (years)	2.1	1.6	1.8	2.4	2.2
equity exposure^NGM	71%	48%	36%	42%	36%

adjusted common equities, convertibles, other long-term investments & affiliates ^NGM
adjusted shareholders' equity plus OneBeacon's noncontrolling interest
equity exposure ^NGM
PF - proforma for Berkshire exchange

In response to these conditions, we took some fairly aggressive actions in the portfolios. We added $100 million of equity exposure at or near market lows for the year. Anticipating the troubles in Europe, we cut our net f/x exposure in half, a move that saved $35 million of f/x losses on the year. We have also hedged our currency exposures to the last three non-USD cat losses: Chile, Japan and New Zealand. Time will tell, but the early returns on these actions have been positive.

Our equity exposure[NGM] ended 2011 at 36%, down six points on the year. The main driver was the increase in the denominator from the close of the Esurance transaction. The Esurance transaction also increased cash balances substantially, which we have diligently deployed. The preceding chart shows the evolution of asset allocation since the financial crisis. It illustrates decreased cash drag, increased deployment in the fixed income portfolio and a relatively steady dollar allocation to equities.

Despite our stubborn commitment to short duration, the fixed income portfolio generated good risk adjusted returns for the year. We focused on compressing the duration barbell, putting the short end to work in the 3-5 year range. Corporate bonds had another terrific year, keeping pace with the BIA Corporate Index with only 60% of the duration risk, through superior sector allocation and security selection. Throughout the bond portfolio, we have maintained high credit quality and avoided mistakes. We had no significant credit losses in 2011, including in our $850 million European bond portfolio.

We leave 2011 in solid position. The fixed income portfolio is short, safe and sound. We have limited exposure to problem sectors. Cash balances are at target levels. Equity exposure is at comfortable levels. Our net f/x exposure is about as low as it can go.

Looking forward, we see lousy risk return propositions in fixed income. Rates are in uncharted territory. It's possible that they go lower from here, but we think it unwise to run the price risk required to profit from this trade. Instead, we intend to continue to reinvest the bond portfolio runoff in the 3-5 year range, maintaining high credit quality and duration around 2.5 years. Corporate bonds and non-agency CMBS are our preferred fixed income sectors.

We continue to think equities present better risk adjusted return opportunities than bonds, and we anticipate increasing our equity exposure in 2012. We will continue to minimize our non-USD exposure, at least until the Eurozone crisis abates. We see no exceptional opportunities in any financial assets, and we are proceeding cautiously. We have a lot of dry powder in the portfolio and will remain opportunistic should conditions change.

Respectfully submitted,

G. Manning Rountree

WHITE MOUNTAINS ADVISORS

White Mountains Advisors LLC (WMA) is a wholly-owned subsidiary of White Mountains and an SEC-registered investment advisor. WMA manages investments principally for White Mountains and its subsidiaries and affiliates, most notably Symetra Financial Corporation. WMA manages primarily fixed income securities and investments in hedge funds and private equity funds. Prospector Partners LLC (Prospector), also an SEC-registered investment advisor, manages most of White Mountains' publicly-traded common stock and convertible securities.

ALLAN L. WATERS
President &
Chief Executive Officer
Sirius Group

Sirius Group reported a 100% GAAP combined ratio for 2011. In a normal year this would be a significant disappointment – but 2011 was not a normal year. Record breaking property catastrophe losses made 2011 a tough year for the entire international (re)insurance industry.

We outperformed most of our global reinsurance peers in this difficult environment, especially competitors writing a majority of their premiums in the property lines as does Sirius Group. This result is the product of good selection and pricing by our talented underwriting team, broad geographic diversity of our property portfolio, and our limited appetite for tail risk.

Our initial estimates for catastrophe losses held up well. In contrast, many of our competitors experienced significant catastrophe loss reserve "creep" throughout the year. Overall, our loss reserves for prior years developed favorably by $47 million during the year and remain strong.

Gross written premium (GWP) increased 5% in 2011 (and 13% over the past two years) to $1,128 million. Comments regarding our largest lines of business follow. In the italicized parentheticals, dollar amounts are 2011 GWP and percentages are 2011 GAAP combined ratios:

- ***Property ($295 million catastrophe excess at 91% and $248 million working layer at 106%):*** The 2011 catastrophe losses and third party model changes are producing positive rate changes. We are growing our book modestly while some of our competitors are reducing their footprints. We expect the improving property pricing to continue through 2012.

SIRIUS GROUP - SEGMENT FINANCIALS

$ in millions	Years Ended December 31, 2011	2010[a]
Balance sheet data:		
Total investments	$ 3,641	$ 4,116
Total assets	5,338	5,619
Loss and LAE reserves	2,344	2,441
WTM common shareholders' equity	1,264	1,514
Deferred tax liability on safety reserve	370	379
Income statement data:		
Gross written premium	$ 1,128	$ 1,079
Net written premium	916	866
Net investment income	90	97
Pre-tax income	81	114
GAAP underwriting ratios:		
Loss and LAE	69%	63%
Underwriting expense	31%	31%
Combined	100%	94%

[a] 2010 WTM common shareholders' equity as reported in the 2011 Form 10-K has been restated to exclude the capital formerly supporting Esurance and include its investment in Symetra.

- ***Accident & Health ($295 million at 100%):*** Over the past three years accident and health has grown to become our second largest line of business. A handful of poorly performing accounts tarnished 2011 results. These accounts were fully addressed at the January 1, 2012 renewals. We expect improvement in the combined ratio along with some additional growth this year.

- ***Trade Credit ($99 million at 75%):*** Our clients reacted swiftly to re-underwrite and re-price their portfolios during the 2008/09 financial crisis, and we have grown this line aggressively since then. In 2012, we anticipate continued profitability but are pausing on growth due to increasing competition and economic conditions in Europe.

- ***Aviation & Space ($81 million at 115%):*** Our aviation book suffered an unusual number of small losses during 2011. We anticipate a return to profitability in 2012, although market conditions will likely continue to suppress rate improvement.

In July, Sirius Group launched Lloyd's Syndicate 1945 which currently writes accident & health and contingency business. We hope to expand the syndicate's operations to other lines in future years.

During the third quarter, we rebranded as Sirius Group and moved Sirius America under Sirius International. The reorganization builds upon the highly successful Sirius track record and consolidates our underwriting operations into an efficient global platform overseen by Göran Thorstensson's steady hand. Clients of both Sirius International and Sirius America now benefit from Sirius International's $2.1 billion of regulatory capital at December 31, 2011.

Dwight Evans, CEO of Sirius America, retired at the end of 2011, but will continue as an adviser through 2013. Dwight made huge contributions during his tenure. Dan Wilson stepped into Dwight's shoes without a hitch. Dan has been with the group since 1996; we are lucky to have such high quality bench strength on hand.

The 2011 reorganization was the most recent step in an overhaul of the reinsurance operation that began five years ago. During a generally softening market, Sirius Group maintained underwriting discipline and strengthened controls over its global property exposures. We improved operating efficiencies and enhanced the quality of our team. Our loss reserves are now consistently strong. We added appropriate financial leverage, reduced cash tax costs and optimized capital utilization. Over this period, Sirius Group returned $1.9 billion of gross capital to White Mountains while maintaining a solid, secure financial position.

While the 2011 catastrophe losses and third party property model changes nicked the (re)insurance industry's substantial excess capital, we do not yet see a definitive hard market ahead. The Sirius Group is in good shape with a strong balance sheet and patient capital, ready to take advantage of opportunities as they emerge. We will continue to deploy your capital with care.

Respectfully submitted,



Allan L. Waters

SIRIUS GROUP

Sirius International Insurance Group Ltd. (Sirius Group) is a Bermuda-domiciled holding company whose operating companies offer capacity for property, accident & health, trade credit, aviation, marine and other exposures. Our principal operating companies are:

Sirius International Insurance Corporation (Sirius International) is a Swedish-based international reinsurer that focuses mainly on property and other short-tailed lines. Sirius International is the largest reinsurance company in Scandinavia and a leading reinsurer in Europe. Sirius International's home office is in Stockholm, and it has branch offices in Australia, Bermuda, Copenhagen, Hamburg, Liege, London, Singapore and Zurich.

Sirius America Insurance Company (Sirius America) is a U.S.-based, international, (re)insurance company that focuses on the property and accident & health lines in North and Latin America. Sirius America's home office is in New York with branch offices in Miami and Toronto.

Sirius Syndicate 1945 is a Lloyd's syndicate that began writing business at July 1, 2011 with initial stamp capacity of £67 million and focus on accident & health and contingency lines.

White Mountains Solutions Inc. is a Connecticut-based professional team specializing in opportunistic structured acquisitions of run-off property and casualty insurance liabilities. The team further enhances transaction returns via effective post-acquisition management of the run-off process.

T. Michael Miller

President &
Chief Executive Officer
OneBeacon

Our headline result for 2011 was 3% growth in book value per share, ending the year at $11.56; which was disappointing. This result was mostly driven by businesses that are no longer part of our ongoing operations; specifically the AutoOne exit and runoff reserve strengthening were significant drags in 2011. Specialty results, which represent your company's ongoing operations, were excellent, producing a 92% GAAP combined ratio and 8% growth. We also returned $175 million of capital to owners through special and regular dividends during the year.

Against the backdrop of significant catastrophe losses and a prolonged soft market, our Specialty underwriting results stood up well, delivering a 92% GAAP combined ratio for the full year. Throughout 2011, we saw a gradually improving pricing environment for our products, and by year end, most were achieving rate increases. Our well established segments—OneBeacon Professional Insurance, International Marine Underwriters, Dewar and Collector Car—reported good results again last year, while a number of our maturing segments—Technology, Accident, Specialty Property, Inland Marine and Government Risks—turned in excellent results. Our newer segments, Entertainment, Energy and Environmental, all made good progress adding products, people and customers. We have already added a new business team early in 2012—OneBeacon Program Group—and we continue to seek new Specialty business segments.

During 2011, we completed our most recent asbestos and environmental ground-up study and concluded that our reinsurance treaty with NICO remains adequate to cover our projections to ultimate settlements at this time. We also determined that our runoff reserves for previously exited businesses should be strengthened by roughly $30 million, most notably for loss adjustment expenses. Our reserves on Specialty business continued to develop favorably.

ONEBEACON - SEGMENT FINANCIALS

	Years Ended December 31,	
$ in millions	2011	2010
Balance sheet data:		
Total investments	$ 2,708	$ 3,266
Total assets	5,792	6,138
Loss and LAE reserves	3,359	3,296
WTM common shareholders' equity	827	934
Income statement data:		
Net written premium	$ 1,063	$ 1,159
Net investment income	71	97
Pre-tax income	83	139
GAAP underwriting ratios:		
Loss and LAE	57%	61%
Underwriting expense	39%	39%
Combined	96%	100%

Investment returns for the year were 3.0% on a portfolio that is mostly in fixed income, which is high quality and short in duration at 2.5 years. We believe the fixed income portfolio mix and duration remains appropriate, although those with longer duration outperformed us last year. Our equity portfolio did okay at a 1.1% return and we like our portfolio as we enter the new year.

We remain strongly capitalized with low leverage, with a year-end debt-to-capital ratio of 20%. We continued to adjust the capital level for our Specialty ongoing business and returned $175 million to shareholders ($95 million as a special dividend and $80 million of regular dividends), mostly due to businesses we exited in recent years. The additional capital that is put to work as market conditions improve and our Specialty businesses grow will be partly offset by capital freed up from runoff.

Our outlook for 2012 is more optimistic than it has been in several years. We see modest economic growth and an improving rate environment. We have very good Specialty businesses that have performed well during the soft market cycle and are positioned to take advantage of improving conditions. The dark cloud on the horizon persists, however, with interest rates at historically low levels and a fragile worldwide economy. We maintain a sound investment portfolio, focused on results over the long term. Such are the times when underwriters will earn their keep as their results are more meaningful to reported returns; we are fortunate to have a great team of underwriting experts! We are excited to see how we can perform in 2012 and are thankful for your support.

Respectfully submitted,

T. Michael Miller

ONEBEACON

OneBeacon Insurance Group, Ltd. (OneBeacon) is a Bermuda-domiciled holding company, whose principal businesses are conducted through its U.S.-based property and casualty insurance subsidiaries. OneBeacon's operating companies provide a range of specialty insurance products and services sold through independent agencies, regional and national brokers, wholesalers and managing general agencies. OneBeacon's specialty insurance products are available nationwide.

OneBeacon's common shares are listed on the New York Stock Exchange under the symbol "OB." Market capitalization as of December 31, 2011 was $1.5 billion. White Mountains owns 75% of OneBeacon.

JEFFREY W. DAVIS
Senior Vice President &
Chief Actuary
White Mountains

"Maintain a Disciplined Balance Sheet" is one of White Mountains' core operating principles and current evidence supports our solid reserve position. White Mountains ended 2011 with carried net loss and loss adjustment expense reserves of $3.2 billion. This amount is in the upper portion of the actuarial range of best estimates. In addition, we have a well diversified reserve base, both from a line of business and geographic perspective, which should reduce overall reserve volatility. As a result, I believe our loss reserves are adequately and properly stated on the balance sheet.

Below are some highlights of 2011, another positive year for White Mountains in respect to loss reserve development.

- It was the third consecutive year where all reporting segments showed favorable net development on prior accident year reserves.
- During the year, OneBeacon updated the ground-up analysis of its asbestos, environmental, and mass tort liabilities. The results reaffirmed our belief that the NICO reinsurance cover should be adequate to cover these claims.
- In regards to the Sirius Group, the net ultimate loss estimates for the myriad of catastrophe events that have occurred around the globe over the past two years showed continual signs of prudent reserving.

The disciplined approach to liability estimation by the underwriting, claims, and actuarial staff across White Mountains demonstrates our commitment to a balance sheet with integrity. This proactive attitude should mitigate the potential for any significant negative reserve surprises for our shareholders.

Respectfully submitted,

Jeffrey W. Davis, FCAS, CFA

ORIGINAL CARRIED NET LOSS AND LOSS ADJUSTMENT EXPENSE RESERVE WITH ORIGINAL RANGE OF RESERVE ESTIMATE AND ESTIMATE AT YEAR END 2011



5.0
4.5
4.0
3.5
3.0
2.5
US Dollars in billions
2008
2009
2010
2011
Calendar Year Ending
Original high estimate
Original carried net loss and LAE reserve
Estimate at December, 2011
Original low estimate

THOMAS M. MARRA

President &
Chief Executive Officer
Symetra

The backdrop for this year's letter is a difficult market environment dominated by low interest rates. We are, however, moving Symetra forward, and I believe we're on the right track to rise above this challenge.

We found our spots to grow and posted year-over-year earnings improvement in three of our four business segments. Net income for 2011 was relatively flat at $200 million, compared with $201 million in 2010. Adjusted operating income[NGM] for 2011 was $194 million, up 11% from $175 million in 2010.

SYMETRA - FINANCIALS

$ in millions	Years Ended December 31, 2011	2010
Balance sheet data:		
Total cash and investments	$ 26,414	$ 23,775
Total assets	28,213	25,637
Liabilities for deposit contracts	22,450	20,953
Common shareholders' equity	3,134	2,381
Adjusted book value[NGM]	2,121	1,948
Income statement data:		
Premiums and other consideration	$ 541	$ 473
Net investment income	1,271	1,199
Policyholder benefits and claims	381	335
Interest credited	926	900
Net income	200	201
Adjusted operating income[NGM]	194	175

At year-end, Symetra Life Insurance Company's risk-based capital (RBC) ratio was 457%. This capital reserve provides a cushion to navigate market events while investing in our future. Our strong capital position is both a challenge and an opportunity — we need to put more of our dollars to work to generate our desired returns. Our priority is to deploy capital to fund our organic growth opportunities.

To generate growth from non-interest-sensitive products and move Symetra forward, we will make investments in the near-term to ensure our long-term sustainability. With some of our initiatives, we are entering established markets where we will have to innovate to gain share; in others, we are pioneers, introducing new products to previously untapped markets.

Funding these new initiatives will require strong earnings from our core lines of businesses as we increase expenses in the short-run to invest in our future. Our continued market leadership in medical stop-loss insurance and fixed deferred annuity sales through banks, together with our clean balance sheet and disciplined approach to asset-liability management, are vital to our success and provide the necessary foundation to support our new ventures.

As we deliver on these initiatives, we want Symetra to be a recognized name. In late 2011, we rebranded the company and added an icon that reflects the energy and forward motion of Symetra. We found it in the swift, one of the fastest fliers in the animal kingdom. Swifts are quick, hardworking and nimble — everything we aspire to be in serving our customers and distribution partners.

Whether it's expanding our product portfolio, recruiting new distributors, improving our service capabilities or investing in our brand, work is underway in every corner of our company to elevate our game.

We have not taken the easy path with our strategy, but I am convinced it's a path that will create long-term value.

Respectfully submitted,

Thomas M. Marra

WHITE MOUNTAINS' INVESTMENT IN SYMETRA

$ in millions	As of December 31, 2011	2010
Common shares	$ 261	$ 351
Warrant to purchase		
9.5 million common shares	13	37
GAAP carrying value	274	388
Equity in net unrealized (gains) losses		
from Symetra's fixed maturity portfolio	-	(64)
Adjusted carrying value [a]	$ 274	$ 324
Ownership by White Mountains legal entity:		
Sirius Group	$ 261	$ 170
Parent & Other	13	154
	$ 274	$ 324

[a] White Mountains believes the adjusted carrying value is more reflective of the value of the company's investment in Symetra because GAAP does not permit matched liabilities to be marked-to-market.

ESURANCE

...IN RETROSPECT

Buying, building and selling Esurance was an unusual but great venture for White Mountains. Given the sale of Esurance and Answer Financial in October 2011, we believe it is useful to review this 10+ year story to give you some insight into how your company approaches opportunities and makes decisions over time to create value for you, our shareholders.

The Acquisition

Esurance was launched in 1999, funded by a group of venture capitalists. When the Internet bubble burst in 2000, Esurance's venture capital owners lost their money and their courage.

Gary Tolman, Esurance CEO and an old friend from our Fireman's Fund days, went looking for new owners. He contacted us in the summer of 2000 when we were in the middle of the OneBeacon acquisition. We had taken a look at a number of Internet insurance ventures including ePolicy and eCoverage. (Remember ePolicy's advertising slogan "The industry is history". That was a good one!) These were generally technology or marketing ventures, racing to an IPO, without much insurance experience to speak of. Esurance was different. Gary and his team had deep insurance experience. They knew what they were doing.

We were still skeptical that this would be a successful business but agreed to acquire the business for $9 million by funding its monthly "burn rate" for six months. We told Gary and team that they would have to meet their six-month projections of volume and loss ratio and convince us that they could get to break-even in three years. Otherwise, we would pull the plug. Esurance met their 6-month objectives and prepared a credible plan to spend $50 million to reach break-even. We had a heated internal debate about the wisdom of the investment. We even considered investing the same $50 million in Progressive common stock. In the end, Gary convinced us that the business had a good shot given its low cost operating platform and limited competitors (ePolicy and eCoverage were history by then and GEICO was sending its Internet quotes by snail mail). We agreed to fund the operating budget on a month-to-month basis as long as they met plans. We really did make Gary call us every month for an advance...

2000-2003 — "Show Me!"

Well, Gary kept making those calls, and we kept funding. Over the next three years, White Mountains invested $53 million to build out Esurance's technology platform and direct marketing capabilities. We focused intently on three metrics: loss ratio, acquisition cost per policy (ACP), and operating expenses.

For the full year 2000 Esurance wrote $4 million of net written premium in four states. In 2003, Esurance wrote $116 million of net written premium in 15 states. It had nearly 75,000 policies in force and 30,000 site visits per day. Importantly, Esurance lowered its pure loss ratio each year between 2000 and 2003, a remarkable accomplishment that rarely goes hand in hand with rapid premium growth.

By the end of this period, we were convinced that Esurance was building a real business. They had developed a sophisticated and low-cost delivery platform that was readily scalable. The future was bright, and we were confident that Esurance was already building economic value despite recording poor GAAP results. Recall that GAAP accounting required the expensing of acquisition costs during the first six-month policy term. Economic value is better measured by amortizing those costs over the expected policy lifetime, which was two to three years. By 2003, Esurance's ACP was less than $200, while it could expect to earn $400-500 in profits over the life of that customer relationship. The "proof of concept" phase was over, and we decided to focus on growth.

2004-2006 — "Grow as Fast as You Can Without Breaking the Machine"

The next three years were very good to personal auto insurers. Esurance took full advantage of the opportunity. It rapidly increased its marketing spend to build brand awareness and to attract customers. The increasing influence of the internet brought more auto insurance buyers online, playing to Esurance's strong suit. Esurance also expanded into off-line marketing channels such as cable and national television and radio advertising.

Esurance's total marketing spend in this period was approximately $165 million. Its most formidable competitors, GEICO and Progressive, spent multiples of this annually. Effective utilization of each dollar spent was paramount. Esurance deftly applied its "test and learn" approach to continually refine its marketing plan across numerous media, geographies and messages.

This nimble, creative marketing approach paid off. Between 2003 and 2006, Esurance grew its net written premium by nearly 75% annually, ending 2006 with $600 million of net written premium in 24 states and roughly 375,000 policies in force. Despite significant growth, Esurance's loss ratio was at target. ACP was good and the operating expense was less than 10% of premiums. Esurance was clearly adding economic value.

By 2006, Esurance was the third largest issuer of online personal auto insurance quotes.

2007-2010 — "Let's Build a Unique Business"

By 2007, competition in the personal auto market had stiffened, and rapid growth at attractive loss and expense ratios was much tougher to come by. Esurance raised prices just in front of the 2008 economic crisis and $150 a barrel oil prices. Growth hit the skids, as consumers went for lower prices or did without insurance altogether. Esurance worked tirelessly during this period to improve its competitive position.

In 2008, Esurance recognized an opportunity to capture a larger share of revenue from potential buyers receiving quotes on its website by combining with Answer Financial, the largest call center/online personal lines agency in the United States, in a well structured transaction. AFI offered actionable (rather than illustrative) quotes from a broad range of branded competitors and received commissions from those carriers.

AFI provided Esurance with the ability to leverage its marketing expenses and reduce its net ACP while offering the broader range of actionable options that customers want and demand. This was one deal where the synergies were real. Esurance quickly became AFI's largest source of auto leads, and AFI grew rapidly and profitably.

By the end of 2010, after a single decade of operations, Esurance and AFI together controlled $1.2 billion of premium and had 839,000 policies in force. Growth had resumed with loss ratios and ACPs at target levels and low operating expenses. AFI was producing annual commission and fee revenue in excess of $60 million. Esurance and AFI had a unique "choice" business model that consistently added economic value. Competitors were taking notice.

2011 — "We Leave You In Good Hands and Wish You Well"

There are few insurance companies that are great businesses, with clear competitive advantages; Esurance/AFI is one of the few. It is often short sighted to sell such a business, even at a great price. We believe that White Mountains would have continued to prosper by owning the business. However, given the price offered by Allstate and the opportunity to amplify the value for shareholders by redeploying the proceeds intelligently, we concluded that the sale was in the best interests of our shareholders. In May 2011, we agreed to sell Esurance and AFI to Allstate at a premium of $700 million over (or roughly 2.5x) tangible book value. The sale closed in October 2011, marking our final chapter with this remarkable business.

Looking back we made an 10% IRR on all of the capital invested in Esurance over 11 years. This is a strong return compared to the 2% return for the S&P 500 and the 1% return we would have earned had we invested those same amounts in Progressive common stock over time.

ESURANCE AND WHITE MOUNTAINS
THE ROAD TO SUCCESS



2000

- Acquired by White Mountains
- 4 states
- 5,500 policyholders
- $4 million in premium

2001

- Acquired service center
- Launched proprietary auto product
- 18,500 policyholders
- $17 million in premium

2002

- Claims office opened in CA
- 43,000 policyholders
- $53 million in premium

2003

- Claims offices opened in FL and TX
- 74,000 policyholders
- $116 million in premium

2004

- Achieved profitability
- Erin Esurance makes her first television debut
- 118,500 policyholders
- $201 million in premium



2005

- Claims offices opened in NY, NJ, GA and AZ
- 212,000 policyholders
- $352 million in premium

2006

- 24 states
- 373,000 policyholders
- $600 million in premium

2007

- Claims offices opened in WI and CO
- 485,000 policyholders
- $803 million in premium

2008

- Acquired AFI
- 50 states
- 745,000 combined policyholders
- $1.2 billion in controlled premium

2009

- 27th largest auto insurer
- 774,000 combined policyholders
- $1.1 billion in controlled premium

2010

- 839,000 combined policyholders
- $1.2 billion in controlled premium

2011

- Sale to Allstate

Gary & Team,

Thanks again, it was a great ride!

Non-GAAP Financial Measures

Our 2011 Management Report includes non-GAAP financial measures that are reconciled to their most comparable GAAP financial measures below. White Mountains believes these measures to be more relevant than comparable GAAP measures in evaluating White Mountains' financial performance.

White Mountains

Adjusted Shareholders' Equity, Adjusted Book Value Per Share and Adjusted Common Shares Outstanding
Adjusted shareholders' equity is a non-GAAP financial measure which is derived by expanding GAAP shareholders' equity to exclude equity in net unrealized (gains) losses from Symetra's fixed maturity portfolio. Adjusted book value per share (ABVPS) is a non-GAAP financial measure which is derived by expanding the GAAP book value per share calculation to exclude equity in net unrealized (gains) losses from Symetra's fixed maturity portfolio. In addition, the number of common shares outstanding used in the calculation of adjusted book value per share is adjusted to exclude unearned shares of restricted stock, the compensation cost of which, at the date of calculation, has yet to be amortized.

	As of December 31, 2011	2010
Book value per share numerators ($ in millions):		
GAAP common shareholders' equity	$ 4,088	$ 3,653
Equity in net unrealized (gains) losses from Symetra's fixed maturity portfolio	-	(59)
Adjusted shareholders' equity (ABVPS numerator)	$ 4,088	$ 3,594
Book value per share denominators (in thousands):		
GAAP book value per share denominator	7,578	8,195
Unearned restricted shares	(38)	(37)
Adjusted common shares outstanding	7,540 sh	8,158 sh
GAAP book value per share	$ 539	$ 446
Adjusted book value per share	$ 542	$ 441

The Company believes growth in adjusted book value per share, including dividends, is a better measure of performance than growth in GAAP book value per share, including dividends. The Company calculates its growth in values per share on an IRR basis which includes the value per share at the beginning fo the return period, the dividends received throughout the return period and the value per share at the end of the return period. See table below for camparison of growth in GAAP book value per share and growth in adjusted book value per share over several return periods:

	Return Period Ended December 31, 2011				
	1 year	3 year	5 year	10 year	Since IPO
GAAP book value per share	21.3%	18.2%	6.4%	14.3%	15.5%
Adjusted book value per share	23.3%	15.6%	6.7%	10.2%	15.5%

Adjusted Comprehensive Income
Adjusted comprehensive income is a non-GAAP financial measure which is derived by expanding GAAP comprehensive income to exclude the change in equity in net unrealized gains and losses from Symetra's fixed maturity portfolio from comprehensive income. In the calculation of comprehensive income under GAAP, fixed maturity investments are marked-to-market while the liabilities to which those assets are matched are not. Symetra attempts to earn a "spread" between what it earns on its investments and what it pays out on its products. In order to try to fix this spread, Symetra invests in a manner that tries to match the duration and cash flows of its investments with the required cash outflows associated with its life insurance and structured settlement products. As a result, Symetra typically earns the same spread on in-force business whether interest rates fall or rise. Further, at any given time, some of Symetra's structured settlement obligations may extend 40 or 50 years into the future, which is further out than the longest maturing fixed maturity investments regularly available for purchase in the market (typically 30 years). For these long-dated products, Symetra is unable to fully match the obligation with assets until the remaining expected payout schedule comes within the duration of securities available in the market. If, at that time, these fixed maturity investments have yields that are lower than the yields expected when the structured settlement product was originally priced, the spread for the product will shrink and Symetra will ultimately harvest lower returns for its shareholders. GAAP comprehensive income increases

when rates decline, which would suggest an increase in the value of Symetra — the opposite of what is happening to the intrinsic value of business.

$ in millions	Years Ended December 31, 2011	2010
GAAP comprehensive income to WTM shareholders	$ 686	$ 214
Change in equity in unrealized losses/(gains) from Symetra's fixed maturity portfolio	59	(74)
Adjusted comprehensive income	$ 745	$ 141

Portfolio Return

Portfolio return is a non-GAAP financial measure that expands the GAAP investment return to include the investment results of OneBeacon's pension plan and the investment in Symetra, which is accounted for as an investment in unconsolidated insurance affiliate under GAAP. Further, portfolio return excludes the investment returns of reciprocal insurance exchanges and the consolidation impacts of certain limited partnerships consolidated under GAAP. Finally, portfolio return reflects the impact of time value weighting and indexing when calculating investment returns and certain other nominal adjustments. The Company believes portfolio return is a better measure of the overall performance of White Mountains' investments than the returns calculated under GAAP.

	Year Ended December 31, 2011		
	Fixed Maturities	Equities, Convertibles & Other Long-Term Investments	Total
GAAP investment return	3.1%	1.4%	2.9%
Add OneBeacon pension	0.0%	-0.4%	-0.1%
Add Symetra	0.0%	-3.2%	-0.6%
Remove limited partnership consolidations	0.0%	-0.1%	0.0%
Impact of indexed returns & other	0.0%	0.3%	0.0%
Portfolio return	3.1%	-2.0%	2.2%

Adjusted Common Equities, Convertibles, Other Long-term Investments & Affiliates (Adjusted Equities) and Equity Exposure

Adjusted Equities is a non-GAAP financial measure that expands the definition of equity investments to include the equity-type investments held by OneBeacon's pension plan and to exclude the equity-type investments held by certain limited partnerships consolidated under GAAP while including the value of the limited partnerships themselves. Further, the measure reflects the impacts of certain intra-portfolio reclassifications and adjustments to the GAAP valuations of equity-type investments in instances where management believes alternative valuations are more accurate. Finally, the measure reflects an adjustment to our carrying value of Symetra to exclude the equity in net unrealized (gains) losses from Symetra's fixed maturity portfolio.

Equity exposure is the result of dividing Adjusted Equities by the sum of adjusted shareholders' equity plus OneBeacon noncontrolling interest.

	June 30, 2008 PF	As of December 31, 2008	2009	2010	2011
GAAP common equities, convertibles, and other long-term investments	$2,701	$1,278	$1,033	$1,246	$1,200
GAAP unconsolidated insurance affiliates	289	117	345	390	275
Total GAAP equities	2,990	1,395	1,378	1,636	1,475
Add OneBeacon pension investments	118	90	112	131	127
Unwind limited partnership consolidations	(65)	3	(29)	(67)	(48)
Investment reclassifications and valuations	(44)	(76)	(31)	(17)	(5)
Equity in net unrealized (gains) losses from Symetra's fixed maturity portfolio	65	197	9	(59)	-
Adjusted Equities	$3,065	$1,608	$1,439	$1,625	$1,550
Adjusted shareholders' equity plus OneBeacon Noncontrolling interest	4,293	3,380	4,017	3,890	4,361
Equity exposure	71%	48%	36%	42%	36%

Adjusted Book Value

Adjusted book value is a non-GAAP financial measure that is derived by expanding GAAP book value to exclude accumulated other comprehensive income (AOCI). AOCI, which is primarily composed of the net unrealized (gains) losses on Symetra's fixed maturities, net of tax, is a component of shareholders' equity.

$ in millions	As of December 31, 2011	2010
GAAP common shareholders' equity	$ 3,134	$ 2,381
Less: AOCI	(1,013)	(433)
Adjusted book value	$ 2,121	$ 1,948

Adjusted Operating Income

Adjusted operating income is a non-GAAP financial measure which is derived by expanding GAAP net income to exclude after tax net realized investment gains and losses and include net investment gains and losses on fixed indexed annuity (FIA) options. Symetra considers investment income generated by their invested assets to be part of their results of insurance operations because the assets are acquired and generally held to maturity to generate income that they use to meet obligations. Conversely, Symetra does not consider the activities reported through net realized investment gains and losses, with the exception of FIA options, to be reflective of the performance of their insurance operations.

$ in millions	Years Ended December 31, 2011	2010
GAAP net income	$ 200	$ 201
Net realized investment (gains) losses (net of taxes)	(5)	(26)
Net investment gains on FIA options (net of taxes)	(1)	–
Adjusted operating income	$ 194	$ 175

INSURANCE FINANCIAL STRENGTH RATINGS

Insurance and reinsurance companies are evaluated by various rating agencies in order to measure each company's financial strength. Higher ratings generally indicate financial stability and a stronger ability to pay claims. White Mountains believes that strong ratings are important factors in the marketing of insurance and reinsurance products to agents and consumers and ceding companies. (Ratings as of March 30, 2012)

	A.M. BEST	STANDARD & POOR'S	MOODY'S	FITCH
OneBeacon				
Rating	"A" (Excellent)	"A-" (Strong)	"A2" (Good)	"A" (Strong)
Outlook	Stable	Stable	Stable	Stable
Sirius Group				
Rating	"A" (Excellent)	"A-" (Strong)	"A3" (Good)	"A-" (Strong)
Outlook	Stable	Stable	Stable	Stable

Operating Principles

What We Care Most About

Underwriting Comes First An insurance enterprise must respect the fundamentals of insurance. There must be a realistic expectation of underwriting profit on all business written, and demonstrated fulfillment of that expectation over time, with focused attention to the loss ratio and to all the professional insurance disciplines of pricing, underwriting, and claims management.

Maintain A Disciplined Balance Sheet The first concern here is that insurance liabilities must always be fully recognized. Loss reserves and expense reserves must be solid before any other aspect of the business can be solid. Pricing, marketing, and underwriting all depend on informed judgment of ultimate loss costs and that can be managed effectively only with a disciplined balance sheet.

Invest For Total Return Historical insurance accounting has tended to hide unrealized gains and losses in the investment portfolio and over reward reported investment income (interest and dividends). Regardless of the accounting, the group must invest for the best growth in value over time. In addition to investing our bond portfolios for total after-tax return, that will mean prudent investment in equities consistent with leverage and insurance risk considerations.

Think Like Owners Thinking like owners has a value all its own. There are other stakeholders in a business enterprise and doing good work requires more than this quarter's profit. But thinking like an owner embraces all that without losing the touchstone of a capitalist enterprise.

What We Care Least About

Trying to produce a regular stream of quarterly operating earnings often produces disaster. Trying to manage your company according to generally accepted accounting principles can often be silly. We prefer to measure ourselves as we would hope owners measure us — by growth in intrinsic business value per share.

Growth In Revenues We applaud owners who reward executives on premium growth. This often provides fine opportunities for us later.

Market Share Often introduced by business consultants. In our personal experience, chasing market share has produced the biggest disasters in our business. Often, we have profited later from that excitement.

Strategic Purchases We have never made a strategic purchase... maybe we will someday. We often sell to strategic buyers. Our problem is we really don't have much of a strategy other than to increase intrinsic business value per share.

Putting Our Capital To Work

Intellectually, we really don't care much about leaving our capital lying fallow for years at a time. Better to leave it fallow and to wait for the occasional high-return opportunity. Frankly, sometimes shareholders would be better off if we all just went to play golf.

Overall, we should be students of capital and business. Adam Smith had it right:

"Capital will flow according to its own nature; the invisible hand."

If we do not earn and deserve our owners' capital, we will not long have it. We also admire Benjamin Graham who said:

"In the short run, the market is a voting machine, but in the long run it is a weighing machine."

SHAREHOLDER INQUIRIES

White Mountains Insurance Group, Ltd.
14 Wesley Street
5th Floor
Hamilton HM 11, Bermuda
Tel: (441) 278-3160
Fax: (441) 278-3170

Written shareholder inquiries should be sent to the Corporate Secretary at the Company's Bermuda corporate headquarters. Written inquiries from the investment community should be directed to the Investor Relations Department at the Company's Bermuda corporate headquarters.

PRINCIPAL EXECUTIVE OFFICE

White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755
Tel: (603) 640-2200
Fax: (603) 643-4592

REGISTERED OFFICE

White Mountains Insurance Group, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

ANNUAL MEETING

The 2012 Annual General Meeting of Members will be held on Thursday, May 24, 2012, at the Tucker's Point Hotel in Hamilton, Bermuda, and will commence at 12:00 p.m. Atlantic time.

Proxy materials for the AGM, including the Chairman's Letter, Notice of 2012 Annual General Meeting of Members and Proxy Statement, Form 10-K, and 2011 Management Report are available online at *www.edocumentview.com/wtm* for viewing and downloading.

INVESTOR INFORMATION MEETING

The Company will hold its Annual Investor Meeting on Wednesday, June 13, at the InterContinental – New York Times Square, 300 West 44th Street, New York, NY at 10:00 a.m. Please refer to the Company's website for further details.

TRANSFER AGENT AND REGISTRAR FOR COMMON SHARES

Mailing Address:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Private Couriers/Registered Mail:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Attn: Priority Processing

Registered shareholders (shares are held by you in your name) may obtain information about transfer requirements, replacement dividend checks, duplicate 1099 forms, and changes of address by calling the Transfer Agent's Telephone Response Center at (781) 575-2879 or (800) 952-9245 for the hearing impaired or visiting the Transfer Agent's website site at *www.computershare.com.* Please be prepared to provide your tax identification or social security number, description of securities, and address of record. Other inquiries concerning your shareholder account should be addressed in writing to the Transfer Agent and Registrar.

STOCK EXCHANGE INFORMATION

The Company's common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "WTM".

NYSE SECTION 303A.12(A) CERTIFICATIONS

In accordance with the NYSE Corporate Governance Rules, in 2011 the Company submitted its annual Section 12(a) CEO Certification to the NYSE. In addition, the Company filed with the SEC as exhibits to its Form 10-K for 2011 the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act.

FORM 10-K

For comprehensive audited financial statements, please refer to the "Annual Report on Form 10-K" filed with the SEC on February 28, 2012. The Company's Form 10-K is available for viewing online at *www.edocumentview.com/wtm.* Copies of the Form 10-K are also available without charge upon written request to the Corporate Secretary's office at the Company's Bermuda corporate headquarters.

ADDITIONAL INFORMATION

All reports, including press releases, SEC filings, and other information for the Company, its subsidiaries, and its affiliates are available for viewing at our website at *www.whitemountains.com.* Please come visit us.

White Mountains®
INSURANCE GROUP

White
Mountains
®

White Mountains Insurance Group, Ltd.
14 Wesley Street
5th Floor
Hamilton, HM 11, Bermuda
Tel: 441-278-3160
Fax: 441-278-3170
www.whitemountains.com